Indosat Wins The 3G Frequency Tender

Jakarta, 8 February 2006 – PT Indosat Tbk (”Indosat”) is one of the winners of the third generation (3G) cellular telephone frequency tender, after the second bid was closed today at 12.00 pm. Indosat bid 1 block at Rp160 billion. Based on the result of the tender, as one of the winner, Indosat has the right to obtain the 3G license from the government.

”We are pleased with the outcome of the 3G tender which is quite transparent, where we are one of the operators who have won this third generation cellular telephone frequency”, stated Hasnul Suhaimi, President Director of Indosat, during the announcement of the 3G tender at the Director General Post and Telecommunication’s office today, Thursday, February 8, 2006.

”By obtaining the 3G license, we will continue the preparation that we have started, including business plan and network roll out, which we hope that our 3G services can be delivered to the public commercially”, add Hasnul Suhaimi.

The budget for the license fee and the network expansion for 3G is not yet included in the capex plan for 2006 of around US$670 million.

For the first year, the network roll out will be implemented in 2 cities. Previously, Indosat succeeded the trial/technology trial in 2 cities, Jakarta and Surabaya. The trial was marked with the first call through video conference between the Director General of Posts and Telecommunications, Basuki Yusuf Iskandar, President Director of Indosat, Hasnul Suhaimi in Jakarta with the Chairman of the East Java Regional House of Representative, Fathar Rosyid in Surabaya. The trial was witnessed by the Indonesian Flag Barer Troop (Paskibraka) upon their visit to Indosat.

”With the 3G technology excellence, we hope to deliver a better quality voice service in the first year at a reasonable price for the public with better technology” stated Hasnul Suhaimi, closing his remarks to the press.

Indosat is a leading telecommunications and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 008 and FlatCall 016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Divisi Public Relations

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

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